CM 3-22

BD 3/18

SECURITI 04015810 MISSION

PROCESSING
SEC MAIL
RECEIVED
MAR - 1 2004
SECTION
188
WASH., D.C.

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SEC FILE NUMBER
8 - 14900

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Muriel F. Siebert (212) 644 - 2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Muriel F. Siebert and Joseph Ramos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by the Company.

STATE OF New York
COUNTY OF New York

Muriel Siebert
Signature

Title

J Ramos
Signature

Title

Teresa E. Tyler
Notary Public

TERESA E. TYLER
Notary Public, State of New York
No. 01TY4878212
Qualified im Queens County
Commission Expires December 15, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MURIEL SIEBERT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (a wholly owned subsidiary of Siebert Financial Corp.) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition enumerated above present fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 20, 2004

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 21,910,000
Cash equivalents - restricted	1,300,000
Securities owned, at market value	1,226,000
Receivable from clearing broker	1,511,000
Advance to clearing broker	1,500,000
Receivable from parent and affiliate	2,925,000
Furniture, equipment and leasehold improvements, net	1,863,000
Investment in and advances to investee	3,212,000
Prepaid expenses and other assets	1,513,000
Intangibles, net	1,500,000
Deferred taxes, net	302,000
	$ 38,762,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 6,000
Accounts payable and accrued liabilities	5,526,000
	5,532,000
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	1,000
Additional paid-in capital	10,099,000
Retained earnings	23,155,000
Less 94 shares of treasury stock, at cost	(25,000)
	33,230,000
	$ 38,762,000

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Muriel Siebert & Co., Inc. (the "Company"), a wholly owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account.

[2] Security transactions:

Security transactions are recorded on a trade date basis. The Company clears all its security transactions through an unaffiliated clearing firm on a fully-disclosed basis. Accordingly, the Company does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firm, which is highly capitalized. Marketable securities are valued at market value.

[3] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

Temporary differences which give rise to net deferred tax assets of $302,000 at December 31, 2003, consist principally of net operating losses and depreciation and amortization, all of which have been recognized based on the likelihood of realization.

[4] Furniture, equipment and leasehold improvements:

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Cash equivalents - restricted:

Cash equivalents - restricted represents $1,300,00 of cash invested in a money market account which Siebert is obligated to lend to Siebert, Brandford, Shank & Co., ("SBS") on a subordinated basis. Any outstanding amounts under the note bear interest at 8% per annum and are repayable on August 31, 2005.

[8] Investment in and advances to investee:

The Company's 49% investment in SBS, including advances of $40,000, is accounted for on the equity method. Summarized financial data of SBS for 2003 is as follows: Total assets of $10,173,000, total liabilities of $3,710,000, including subordinated liabilities of $1,200,000, total members' capital of $6,463,000.

[9] Intangible assets:

Intangible assets consist of acquired customer brokerage accounts, which are being amortized on a straight-line basis over their estimated useful lives of three and five years.

NOTE B - STRATEGIC ALLIANCE AGREEMENT AND CLEARING ARRANGEMENT

The Joint Brokerage Service ("JBS") for customers of Quicken and Quicken.com, inaugurated in 2002 under the Strategic Alliance Agreement ("Agreement") between Siebert and Intuit Inc. ("Intuit"), has produced results substantially below expectations. Revenues during the twelve months ended December 31, 2003 were nominal. New accounts added since inauguration of the JBS, through 2003, were far below projections. Based on (a) reports from Intuit of costs it incurred, (b) the costs incurred by Siebert and (c) an equal sharing of costs, the charges to the operations of Siebert relating to the JBS during the twelve months ended December 31, 2003 were approximately $1.9 million, which consists of technology, marketing and content expenses of approximately $1.1 million and certain brokerage and other services expenses of $772,000. Approximately $1.8 million is included in accounts payable and accrued liabilities at December 31, 2003. The JBS was terminated in December 2003. Siebert filed a lawsuit against Intuit in New York State Supreme Court on September 17, 2003, alleging, among other things, breach of contractual obligations; breach of fiduciary duties; misrepresentation and/or fraud and containing other claims relating to the JBS. Siebert is seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages. The lawsuit had been stayed pending decision of a motion by Intuit to require that the dispute be submitted to arbitration. The motion was denied in January 2004. Intuit has asked for reargument of the motion.

Pursuant to the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation), ("Pershing"), Siebert advanced to Pershing $1,500,000 in January 2003, principally for software customization setup of the JBS. Siebert has terminated the Clearing Agreement under circumstances which Siebert believes require the return of the advance by Pershing, and may require damages payable by Pershing arising from Pershing's failure to perform its contractual obligations. Pershing has expressed its belief that it is entitled to retain the advance and to receive a minimum of an additional $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit. Accounts purchased by Siebert from other firms that cleared through Pershing are now cleared through National Financial Services, Inc., ("NFS"). The JBS accounts that were transferred to Siebert in December 2003 were also converted to NFS.

NOTE C - INTANGIBLES, NET

During 2002, the Company purchased certain retail discount brokerage accounts in two separate transactions for an aggregate cost of approximately $1,045,000 which is being amortized over three years.

In January 2003, the Company acquired certain retail discount brokerage accounts from Your Discount Broker, Inc. ("YDB") for $1.1 million. These accounts were transferred to Siebert in March 2003. The purchase price for the customer accounts is being amortized over a five-year period.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, at costs, consist of the following:

Equipment	$ 3,258,000
Leasehold improvements	496,000
Furniture and fixtures	151,000
	3,905,000
Less accumulated depreciation and amortization	(2,042,000)
	$ 1,863,000

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2003, the Company had net capital of approximately $15,362,000, which was approximately $15,112,000 in excess of required net capital. The Company claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2003 settled with no material adverse effect on the Company's statement of financial condition.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Company rents office space under long-term operating leases expiring in various periods through 2008. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year	Amount
2004	$ 908,000
2005	644,000
2006	495,000
2007	39,000
2008	39,000
Thereafter	17,000
	$ 2,142,000

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2003.

The Company executed a demand note payable agreement in favor of SBS in the amount of $1,200,000 collateralized by $1,300,000 of cash equivalents, which are reported as cash equivalents-restricted. This obligation is not included in the Company's statement of financial condition because it has not been drawn down by SBS.

NOTE H - SUBSEQUENT EVENT

In February 2004, Siebert agreed to acquire certain retail discount brokerage accounts from Wall Street Discount Corp. These accounts will be transferred to Siebert in the second quarter of 2004.